As Filed With the Securities and Exchange Commission on December 9, 1998
                                                      Registration No. 333-58617
================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------



                                 AMENDMENT NO. 4
                                       TO
                                    FORM S-3


                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                      ------------------------------------


                     QWEST COMMUNICATIONS INTERNATIONAL INC.
             (Exact name of Registrant as specified in its charter)

                DELAWARE                                  84-1339282
       (State of Incorporation)                        (I.R.S. Employer
                                                    Identification Number)


                                 700 QWEST TOWER
                             555 SEVENTEENTH STREET
                             DENVER, COLORADO 80202
                                TEL: 303-992-1400
               (Address, including zip code, and telephone number
        including area code, of registrant's principal executive offices)
                           ---------------------------


              ROBERT S. WOODRUFF, EXECUTIVE VICE PRESIDENT-FINANCE
                     QWEST COMMUNICATIONS INTERNATIONAL INC.
                                 700 QWEST TOWER
                             555 SEVENTEENTH STREET
                             DENVER, COLORADO 80202
                                TEL: 303-992-1400
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                                   COPIES TO:

                               JILL M. IRVIN, ESQ.
                              O'MELVENY & MYERS LLP
                                 CITICORP CENTER
                        153 EAST 53RD STREET, 54TH FLOOR
                          NEW YORK, NEW YORK 10022-4611
                                TEL: 212-326-2000
                                FAX: 212-326-2061

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.|X|

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

================================================================================

                     QWEST COMMUNICATIONS INTERNATIONAL INC.

                                   PROSPECTUS

                                  COMMON STOCK


         This Prospectus relates to approximately 3,360,472 shares (the "Shares") of common stock, par value $.01 per share (the "Qwest Common Stock"), of Qwest Communications International Inc., a Delaware corporation ("Qwest"). The Shares are owned by or to be issued to the persons named in this Prospectus under the caption "Selling Stockholders."


         The Selling Stockholders may from time to time sell the Shares on the National Association of Securities Dealers Automated Quotation System/National Market (the "Nasdaq") or on any other national securities exchange on which the Qwest Common Stock may be listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The Shares may be sold directly or through brokers or dealers. See "Plan of Distribution."

         Qwest will receive no part of the proceeds of any sales made hereunder. See "Use of Proceeds." All expenses of registration incurred in connection with the offering are being borne by Qwest, but all selling and other expenses incurred by the Selling Stockholders will be borne by the Selling Stockholders. See "Selling Stockholders."

         The Selling Stockholders and any broker-dealers participating in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and profits on the sale of Shares by the Selling Stockholders and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act.

         The  Shares  have  not  been   registered   for  sale  by  the  Selling
Stockholders under the securities laws of any state as of the date of this Prospectus. Brokers or dealers effecting transactions in the Shares should confirm the registration thereof under the securities laws of the states in which such transactions occur or the existence of any exemption from registration.


         The Qwest Common Stock is traded on the Nasdaq. On December 8, 1998, the last sale price of Qwest Common Stock on the Nasdaq was $42.1875 per share.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO DEALER, SALESMAN, OR OTHER PERSON, INCLUDING THE SELLING STOCKHOLDERS, HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY QWEST. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.



                 THE DATE OF THIS PROSPECTUS IS DECEMBER 9, 1998

                              AVAILABLE INFORMATION

         Qwest is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Please call the Commission at 1-800-SEC-0330 for further information relating to the public reference rooms. Copies of such information may be obtained at the prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains certain reports, proxy statements and other information regarding Qwest. Shares of Qwest Common Stock traded on the Nasdaq National Market. Material filed by Qwest may also be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006.

         No person is authorized to give any information or to make any representations with respect to the matters described in this Prospectus other than those contained herein or in the documents incorporated by reference herein. Any information or representations with respect to such matters not contained herein or therein must not be relied upon as having been authorized by Qwest. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Qwest since the date hereof or that the information in this Prospectus or in the documents incorporated by reference herein is correct as of any time subsequent to the date hereof or thereof.


                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

         This Prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that include, among others, (1) statements by Qwest concerning the benefits expected to result from certain business activities and transactions, including, without limitation, synergies in the form of increased revenues, decreased expenses and avoided expenses and expenditures that are expected to be realized by Qwest after the closing of such transactions, (2) Qwest's plans to complete the Qwest Network, an approximately 18,450 route-mile, coast-to-coast, technologically advanced fiber optic communications network, and
(3) other statements by Qwest of expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts. Qwest cautions the reader that these forward-looking statements are subject to risks and uncertainties, including financial, regulatory environment, and trend projections, that could cause actual events or results to differ materially from those expressed or implied by the statements. Such risks and uncertainties include those risks, uncertainties and risk factors identified, among other places, in documents filed with the Commission. The most important factors that could prevent Qwest from achieving its stated goals include, but are not limited to, (a) failure by Qwest to construct the Qwest Network on schedule and on budget, (b) operating and financial risks related to managing rapid growth, integrating acquired businesses and sustaining operating cash flow to meet its debt service requirements, make capital expenditures and fund operations, (c) intense competition in Qwest's Communications Services market,
(d) Qwest's ability to achieve Year 2000 compliance, (e) rapid and significant changes in technology and markets, and (f) adverse changes in the regulatory or legislative environment affecting Qwest. These cautionary statements should be considered in connection with any subsequent written or oral forward-looking statements that may be issued by Qwest or persons acting on its behalf. Qwest undertakes no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


                       DOCUMENTS INCORPORATED BY REFERENCE


         The following documents, which have been filed by Qwest with the Commission, are incorporated herein and specifically made a part hereof by this reference: (1) Annual Report on Form 10-K for the fiscal year ended December 31, 1997; (2) Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, as amended on Form 10-Q/A, filed May 7, 1998; (3) Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, as amended on Form 10-Q/A, filed December 9, 1998; (4) Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, as amended on Form 10-Q/A, filed December 9, 1998; (5) Registration Statement on Form S-4 (File No. 333-65095) filed September 30, 1998; (6) Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-49915) filed May 13, 1998; (7) Post-Effective Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-49915) filed July 31, 1998; (8) Registration

Statement on Form S-4 (File No. 333-46145) filed February 12, 1998; (9) Current Report on Form 8-K filed June 12, 1998, as amended on Form 8-K/A filed October 13, 1998; (10) Current Report on Form 8-K filed July 8, 1998, as amended on Form 8-K/A filed July 10, 1998; (11) Current Report on Form 8-K filed September 16, 1998; (12) Current Report on Form 8-K filed October 29, 1998; (13) Current Report on Form 8-K filed November 19, 1998; (14) Current Report on Form 8-K filed November 25, 1998; and (15) Current Report on Form 8-K filed December 7, 1998. Icon CMT Corp.'s Current Report on Form 8-K filed September 30, 1998, Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 and Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 are also incorporated herein and specifically made a part hereof. As required by the Commission, all other reports filed by Qwest pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1997 are also incorporated by this reference. In addition, all documents filed with the Commission by Qwest subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents with the Commission. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


         THIS PROSPECTUS IS PART OF A REGISTRATION STATEMENT ON FORM S-3 (TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS THERETO, THE "REGISTRATION STATEMENT") FILED BY QWEST PURSUANT TO THE SECURITIES ACT. THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENT, CERTAIN PARTS OF WHICH ARE OMITTED IN ACCORDANCE WITH THE RULES AND REGULATIONS OF THE COMMISSION. THE REGISTRATION STATEMENT AND ANY AMENDMENTS THERETO, INCLUDING EXHIBITS FILED AS A PART THEREOF, ALSO ARE AVAILABLE FOR INSPECTION AND COPYING AS SET FORTH ABOVE. STATEMENTS CONTAINED IN THIS PROSPECTUS OR IN ANY DOCUMENT INCORPORATED BY REFERENCE IN THIS PROSPECTUS AS TO THE CONTENTS OF ANY CONTRACT OR OTHER DOCUMENT REFERRED TO HEREIN OR THEREIN ARE NOT NECESSARILY COMPLETE, AND IN EACH INSTANCE REFERENCE IS MADE TO THE COPY OF SUCH CONTRACT OR OTHER DOCUMENT FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT, EACH SUCH STATEMENT BEING QUALIFIED IN ALL RESPECTS BY SUCH REFERENCE.


         THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF SUCH DOCUMENTS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS THAT ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE HEREIN, ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, TO WHOM THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST TO: INVESTOR RELATIONS, QWEST COMMUNICATIONS INTERNATIONAL INC., 700 QWEST TOWER, 555 SEVENTEENTH STREET, DENVER, COLORADO 80202, TELEPHONE NUMBER 800-567-7296.



                     QWEST COMMUNICATIONS INTERNATIONAL INC.

         Qwest is a facilities-based provider of a full range of multimedia communications services to businesses, consumers and communications entities ("Communications Services"). In addition, Qwest is constructing and installing fiber optic communications systems for interexchange carriers and other communications entities, as well as for its own use ("Construction Services"). Qwest is expanding its existing long distance network into an approximately 18,450 route-mile coast-to-coast, technologically advanced, fiber optic telecommunications network (the "Qwest Network"). Qwest will employ, throughout substantially all of the Qwest Network, a self-healing SONET ring architecture equipped with the most advanced commercially available fiber and transmission electronics manufactured by Lucent Technologies and Northern Telecom Inc., respectively. The Qwest Network's advanced fiber and transmission electronics are expected to provide Qwest with lower installation, operating and maintenance costs than older fiber systems generally in commercial use today. In addition, Qwest has entered into contracts for the sale of dark fiber along the route of the Qwest Network, which will reduce Qwest's net cost per fiber mile with respect to the fiber it retains for its own use. As a result of these cost advantages, Qwest believes it will be well-positioned to capture market share and take advantage of the rapidly growing demand for long haul voice and data transmission capacity and services.

         Under Qwest's current plan, the Qwest Network will extend approximately 18,450 route-miles coast-to-coast and connect approximately 130 metropolitan areas that represent approximately 80% of the originating and terminating long distance traffic in the United States. Presently, Qwest provides services to its customers through owned and leased digital fiber optic facilities and more than 15 switches strategically located throughout the United States, connecting Qwest to metropolitan areas that account for more than 95% of U.S. call volume. Construction of the Qwest Network is scheduled to be completed in 1999. Through a combination of the Qwest Network and leased facilities, Qwest will continue to offer interstate services in all 48 contiguous states. In April 1998, Qwest activated the entire transcontinental portion of the Qwest Network from Los Angeles to San Francisco to New York, thus becoming the first network service provider to complete a transcontinental native Internet Protocol ("IP") fiber network. Qwest is also expanding its network to carry international data and voice traffic into Mexico and Europe. Completion of the Mexico network is scheduled for early 1999. The network expansion into Europe includes capacity on three submarine systems. The transatlantic capacity includes eight STM- 1s (the European equivalent to SONET OC-3) from New York City to London and other European destinations.




         Qwest believes that demand from interexchange carriers and other communications entities for advanced, high bandwidth voice, data and video transmission capacity will increase over the next several years due to regulatory and technological changes and other industry developments. These anticipated changes and developments include: (i) continued growth in capacity requirements for high-speed data transmission, ATM (asynchronous transfer mode) and Frame Relay services, Internet and multimedia services and other new technologies and applications; (ii) continued growth in demand for existing long distance services; (iii) entry into the market of new communications providers;
(iv) requirements of the three principal nationwide carriers (AT&T Corporation, MCI WorldCom and Sprint Corporation) to replace or augment portions of their older systems and (v) reform in regulation of domestic access charges and international settlement rates, which Qwest expects will lower long distance rates and fuel primary demand for long distance services.

         Qwest's principal executive offices are located at 700 Qwest Tower, 555 Seventeenth Street, Denver, Colorado 80202, and its telephone number is (303) 992-1400. Qwest's Internet address is www.qwest.net.



                               RECENT DEVELOPMENTS


         KPN JOINT VENTURE. On November 19, 1998, Qwest and KPN Telecom B.V. ("KPN") entered into a letter of intent to form a joint venture company to create a pan-European IP-based fiber optic network linked to Qwest's network in North America for data, video and voice services. The venture is expected to be formed in the first quarter of 1999, subject to definitive documentation and customary regulatory approvals.

         The venture will offer wholesale, private line and IP-based services, including intranets, extranets, web hosting, IP-virtual private networks, Internet access, data and voice services. The venture will also sell EuroRings dark fiber and plans to offer frame relay and ATM-based services. Customers for the venture will include Internet service and content providers, multinational firms in Europe and North America as well as telecommunications carriers, operators and others who want to buy wholesale or retail network capacity, fiber or services.

         KPN and Qwest will each own 50% of the venture. The venture will be governed by a six-person supervisory board. KPN and Qwest each will name three members to the board. KPN will contribute to the venture two bi-directional, self-healing fiber optic rings (EuroRings 1 and 2) in the United Kingdom, Germany, France, Belgium and the Netherlands, covering more than 3,500 km (2,200 miles). EuroRings 1 and 2 serve London, Amsterdam, Rotterdam, Antwerp, Brussels, Paris, Dusseldorf, Frankfurt and Strasbourg. Qwest will contribute to the venture its European subsidiary, EUnet International Limited ("EUnet"), which it acquired in April 1998 and is a leading European business Internet service provider with more than 80,000 customers in 14 European countries. KPN and Qwest will also contribute transatlantic cable capacity to the venture that will connect EuroRings with the Qwest Network in North America. Qwest and KPN will contribute approximately $70 million and $20 million, respectively, to fund the completion of EuroRings 1 and 2, and Qwest will contribute an additional $7.8 million to the venture.


         LCI TRANSACTION. On June 5, 1998, Qwest acquired LCI International, Inc. ("LCI"), a communications provider, for approximately $3.9 billion in Qwest Common Stock. As part of the acquisition, Qwest issued approximately 129.9 million shares of Qwest Common Stock (including outstanding LCI stock options assumed by Qwest) and incurred approximately $13.5 million in direct acquisition costs. The LCI merger was accounted for as a purchase.


         In connection with the acquisition, Qwest allocated $682.0 million to in-process research and development ("R&D"), $318.0 million to existing technology, $65 million to other intangible assets and $3,026.0 million to goodwill. Combined 1997 Qwest and LCI revenues totaled $2,338.0 million. The merger is expected to deliver greater network efficiencies, eliminate duplicate efforts to build sales and systems infrastructure, avoid duplication of capital spending programs and accelerate the companies' data and international strategies. The acquisition is expected to lower net earnings of Qwest in 1998 as a result of the one-time R&D write-off and other adjustments resulting from purchase accounting. Qwest expects to realize revenue and cost synergies beginning in 1998 from the combination of the two companies.


         Qwest will complete final allocation of the purchase price within one year from the acquisition date. The items awaiting final allocation include LCI network asset valuation and final determination of the costs to sell these assets. It is anticipated that final allocation of purchase price will not differ materially from the preliminary allocation.

         ICON TRANSACTION. On September 13, 1998, Qwest signed a definitive merger agreement with Icon CMT Corp. ("Icon"), a provider of integrated Internet solutions associated with web hosting and IP integration. The terms of the merger agreement call for the acquisition of all of Icon's outstanding common shares and the assumption of all of Icon's stock options and warrants by Qwest. The purchase price of the all-stock transaction is anticipated to be approximately $207.0 million, not including approximately $3.5 million of direct acquisition costs. The actual number of shares of Qwest Common Stock to be exchanged for each Icon share will be determined by dividing $12 by a 15-day volume weighted average of trading prices for Qwest Common Stock prior to the Icon stockholders meeting that will be held prior to closing, but will not be less than .3200 shares (if Qwest's average stock price exceeds $37.50) or more than .4444 shares (if Qwest's average stock price is less than $27.00). Assuming
15.9 million shares of Icon common stock outstanding and an exchange ratio of 0.3220, the estimated number of shares of Qwest Common Stock to be issued to Icon stockholders is 5 million shares (excluding 0.8 million shares to be issued upon the exercise of outstanding Icon stock options and warrants assumed by Qwest). The merger is intended to qualify as a tax-free reorganization and will be accounted for as a purchase. The merger is expected to close by December 31, 1998.

         Qwest has also agreed to advance up to $15 million to Icon to fund working capital requirements and for other corporate purposes. In consideration for this commitment, Icon issued to Qwest a warrant to purchase up to 750,000 shares of Icon stock at $12 per share.

         Approval of the merger is subject to the affirmative vote of a majority of the outstanding shares of Icon common stock. Icon's three founders also entered into agreements with Qwest to vote to approve the merger and to grant Qwest purchase options on their shares. The warrant and purchase options give Qwest beneficial ownership of approximately 44% of Icon's common stock.

         CREDIT FACILITY COMMITMENT. On November 5, 1998, Qwest executed a commitment letter with its three lead banks to syndicate an unsecured, $500.0 million to $750.0 million credit facility. Each of the lead banks has agreed to commit up to $100.0 million, with a minimum aggregate commitment of $250.0 million. The new credit facility would be structured to include a $250.0 million 364-day revolving credit facility, with the balance as a five-year revolving credit facility. The 364-day facility would be extendable for an additional 364 days on the lenders' approval or convertible at Qwest's option to a term loan terminating at the same time as the five-year facility. Borrowings under the new credit facility would bear interest at a variable rate based on LIBOR plus an applicable margin. Consummation of the new credit facility is conditioned, among other things, on the execution of a mutually satisfactory credit agreement. Qwest and the three lead banks are working toward a December 1998 closing, but there can be no assurance that the new credit facility will be in place before the expiration of Qwest's existing $250 million credit facility on December 31, 1998.


         ISSUANCES OF NOTES. On November 4, 1998, Qwest issued and sold $750.0 million in principal amount of 7.50% Senior Notes, due 2008 (the "7.50% Notes"), and on November 27, 1998, Qwest issued and sold $300.0 million in principal amount of 7.25% Senior Notes, due 2008 (the "7.25% Notes"). The aggregate net proceeds from the two offerings to Qwest were approximately $1,038.5 million, after deducting offering costs. Interest on the 7.50% Notes and the 7.25% Notes is payable semiannually in arrears on May 1 and November 1 of each year, commencing May 1, 1999. The 7.50% Notes and the 7.25% Notes are subject to redemption at the option of Qwest, in whole or in part, at any time at specified redemption prices.

         In connection with the sale of the 7.50% Notes and the 7.25% Notes, Qwest agreed to make an offer to exchange new notes, registered under the Securities Act and with terms identical in all materials respects to the original notes, for the original notes or, alternatively, to file a shelf registration statement under the Securities Act with respect to the original notes.

         REDEMPTION OF NOTES. On December 2, 1998, Qwest announced that it will redeem on December 31, 1998, $87.5 million of its 10 7/8% Senior Notes Due 2007 ("10 7/8% Notes"). Bankers Trust Company, the Trustee for the 10 7/8% Notes, issued the required notice to affected noteholders on December 1, 1998. Under the terms of the Indenture for the 10 7/8% Notes, dated August 28, 1997, Qwest may redeem up to 35%, or $87.5 million, of the $250 million principal amount of the 10 7/8% Notes.


         OTHER. In August 1998, Qwest announced its participation in a consortium of communications companies that is building a submarine cable system connecting the United States to Japan. Scheduled for completion by the second quarter of 2000, the 13,125-mile, four-fiber pair cable will ultimately possess the capability to transmit information at the rate of 640 gigabits per second.

         In September 1998, Qwest announced that in November 1998 it planned to make available for use the nation's first OC-48 native IP network along the Qwest Network. Along this OC-48 network, Qwest will offer high-speed dedicated Internet access, web hosting, IP-based virtual private network services and expanded availability of voice over IP long distance services. Additionally, Qwest's European subsidiary, EUnet, will provide the first pan-European Internet broadcasting network. The new services will allow customers in Europe to broadcast video, data and voice globally.


                PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS


         The unaudited pro forma condensed combined financial statements presented below are derived from the historical consolidated financial statements of Qwest, SuperNet, Inc. ("SuperNet"), Phoenix Network, Inc. ("Phoenix"), LCI and Icon. The unaudited pro forma condensed combined balance sheet as of September 30, 1998 gives pro forma effect to the proposed acquisition by Qwest of all the issued and outstanding shares of capital stock of Icon as if the acquisition had occurred on September 30, 1998. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 1998 and for the year ended December 31, 1997 give pro forma effect to the acquisitions of SuperNet, Phoenix, LCI and Icon as if such acquisitions had occurred on January 1, 1997. The unaudited pro forma condensed combined financial statements do not give effect to Qwest's acquisition of EUnet or the joint venture with KPN because such disclosure is not required under Rule 3-05 of the Securities and Exchange Commission Regulation S-X.

         LCI's two credit facilities (the "LCI Credit Facilities") expire at December 31, 1998. LCI's discretionary lines of credit may be discontinued at any time at the sole discretion of the providing banks. Certain of LCI's debt securities permit mergers and consolidations, subject to compliance with certain terms of the governing indenture. In November 1998, Qwest paid down the outstanding balances under the LCI Credit Facilities and LCI's lines of credit. The LCI Credit Facilities and LCI's lines of credit have been classified as current in the unaudited pro forma condensed combined financial statements.

         The unaudited pro forma condensed combined financial statements give effect to the acquisitions described above under the purchase method of accounting and are based on the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements presented on the following pages. The fair value of the consideration has been allocated to the assets and liabilities acquired based upon the fair values of such assets and liabilities at the date of each respective acquisition and may be revised for a period of up to one year from the date of each respective acquisition. The preliminary estimates and assumptions as to the value of the assets and liabilities of LCI and Icon to the combined company is based upon information available at the date of preparation of these unaudited pro forma condensed combined financial statements, and will be adjusted upon the final determination of such fair values. Qwest will complete final allocation of purchase price within one year from the acquisition date. The items awaiting final allocation include LCI network asset valuation and final determination of the costs to sell these assets. It is anticipated that final allocation of purchase price will not differ materially from the preliminary allocation.

         The final allocation of purchase price to the Icon assets acquired and liabilities assumed is dependent upon an analysis which has not progressed to a stage at which there is sufficient information to make an allocation in these pro forma condensed combined financial statements. Qwest has undertaken a study to determine the allocation of the Icon purchase price to the various assets acquired, including in-process research and development projects, and the liabilities assumed. While conducting transaction due diligence, Qwest considered Icon's existing intangible assets and items currently being developed by Icon and other goodwill-type assets. Qwest considered these intangible assets and in-process R&D in determining the total purchase price paid by Qwest, but these items did not play a key role in Qwest's acquisition decision or the amount of the purchase price. Although the appraisal of the assets is in the initial stages, Qwest believes the portion of Icon purchase price allocated to in-process R&D and the corresponding charge to Qwest's results of operations will be approximately $10.0 million to $15.0 million.


         THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS DO NOT PURPORT TO REPRESENT WHAT QWEST'S RESULTS OF OPERATIONS OR FINANCIAL CONDITION WOULD HAVE ACTUALLY BEEN OR WHAT OPERATIONS WOULD BE IF THE TRANSACTIONS THAT GIVE RISE TO THE PRO FORMA ADJUSTMENTS HAD OCCURRED ON THE DATES ASSUMED AND ARE NOT INDICATIVE OF FUTURE RESULTS. THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS BELOW SHOULD BE READ IN CONJUNCTION WITH THE HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES THERETO OF QWEST, PHOENIX, LCI, SUPERNET AND ICON.


                                       QWEST COMMUNICATIONS INTERNATIONAL INC.

                                PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                                        NINE MONTHS ENDED SEPTEMBER 30, 1998
                                                     (UNAUDITED)
                                 (AMOUNTS IN MILLIONS, EXCEPT PER SHARE INFORMATION)

                                                          Historical
                                          --------------------------------------------     Pro Forma      Pro Forma
                                             Qwest       LCI         Phoenix   Icon(4)    Adjustments     Combined
                                             -----      ------       -------   -------    -----------     ---------
Revenue:

     Communications services              $      884    $   745      $    17   $    59            -       $   1,705

     Construction services                       494          -            -         -            -             494
                                          ----------    -------      -------   -------      -------       ---------

                                               1,378        745           17        59                        2,199
                                          ----------    -------      -------   -------      -------       ---------

Operating expenses:

     Access and network operations               556        445           13        46            -           1,060

     Construction services                       334          -            -         -            -             334

     Selling, general and administrative         341        163            7        29            -             540

     Depreciation and amortization               120         45            1         1      $    32  (7)        230

                                                                                                 16  (8)

                                                                                                  1  (9)

                                                                                                 14  (5)

     Merger costs                                 63          -            -         2          (65) (10)         -

     Provision for in-process R&D                750          -            -         -         (750) (10)         -
                                          ----------    -------      -------   -------      -------       ---------

                                               2,164        653           21        78         (752)          2,164
                                          ----------    -------      -------   -------      -------       ---------

Earnings (loss) from operations                 (786)        92           (4)      (19)         752              35

Other expense (income):
     Interest expense, net                        51         14            -        (1)           -              64
                                          ----------    -------      -------   -------      -------       ---------

Earnings (loss) before income taxes             (837)        78           (4)      (18)         752             (29)

Income tax expense (benefit)                     (14)        30            -         -           20              36

                                          ----------    -------      -------   -------      -------       ---------

Net earnings (loss)                       $     (823)   $    48      $    (4)   $  (18)     $   732       $     (65)
                                          ==========    =======      =======   =======      =======       =========

Loss per share - basic and diluted        $    (3.17)                                                     $   (0.19)
                                          ==========                                                      =========

Weighted average shares used for
calculating loss per share - basic
and diluted                                      260                                                            334
                                          ==========                                                      =========


               See accompanying notes to unaudited pro forma condensed combined financial statements.


                                       QWEST COMMUNICATIONS INTERNATIONAL INC.

                                PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                                            YEAR ENDED DECEMBER 31, 1997
                                                     (UNAUDITED)
                                 (AMOUNTS IN MILLIONS, EXCEPT PER SHARE INFORMATION)

                                                          Historical
                                          --------------------------------------------     Pro Forma      Pro Forma
                                             Qwest       LCI         Phoenix   Icon(4)    Adjustments     Combined
                                             -----      ------       -------   -------    -----------     ---------
Revenue:

     Communications services              $   115       $ 1,642      $    77   $    52      $      6  (11) $  1,892

     Construction services                    581             -            -         -             -            581
                                          -------       -------      -------   -------      --------       --------

                                              696         1,642           77        52             6          2,473
                                          -------       -------      -------   -------      --------       --------

Operating expenses:

     Access and network operations             91           986           57        39             3  (11)    1,176

     Construction services                    397             -            -         -             -            397

     Selling, general and administrative      164           417           30        24             3  (11)      638

     Depreciation and amortization             20            96            4         1             2  (9)       260

                                                                                                   1  (11)

                                                                                                   3  (12)

                                                                                                  76  (7)

                                                                                                  38  (8)

                                                                                                  19  (5)

     Merger costs                               -            45            -         -           (45) (13)        -
                                          -------       -------      -------   -------      --------       --------

                                              672         1,544           91        64           100          2,471
                                          -------       -------      -------   -------      --------       --------

Earnings (loss) from operations                24            98          (14)      (12)          (94)             2

Other expense (income):
     Interest expense, net                      7            36            1         1             1  (14)       46

     Other                                     (7)            -            -         -             -             (7)
                                          -------       -------      -------   -------      --------       --------

Earnings (loss) before income taxes            24            62          (15)      (13)          (95)           (37)

Income tax expense                              9            31            -         -             2  (15)       42

                                          -------       -------      -------   -------      --------       --------

Net earnings (loss)                       $    15       $    31      $   (15)  $   (13)     $    (97)      $    (79)
                                          =======       =======      =======   =======      ========       ========

Earnings (loss) per share - basic         $  0.08                                                          $  (0.24)
                                          =======                                                          ========

Earnings (loss) per share - diluted       $  0.07                                                          $  (0.24)
                                          =======                                                          ========

Weighted average shares used for
calculating earnings (loss)
per share - basic                             191                                                               330
                                          =======                                                          ========

Weighted average shares used for
calculating earnings (loss) per share -
diluted                                       194                                                               330
                                          =======                                                          ========

               See accompanying notes to unaudited pro forma condensed combined financial statements.

                            QWEST COMMUNICATIONS INTERNATIONAL INC.

                          PRO FORMA CONDENSED COMBINED BALANCE SHEET

                                      SEPTEMBER 30, 1998
                                          (UNAUDITED)
                                     (AMOUNTS IN MILLIONS)

                                                     Historical        Pro Forma    Pro Forma
                                                  Qwest       Icon    Adjustments   Combined
                                                  -----       ----    -----------   --------

ASSETS

Current assets:

   Cash                                          $   225    $    10         --      $   235

   Trade accounts receivable, net                    294         12         --          306

   Deferred income tax asset                         297         --         --          297

   Prepaid expenses and other                        314          5         --          319
                                                 -------    -------      -----      -------

     Total current assets                          1,130         27         --        1,157



   Property and equipment, net                     2,044         14         --        2,058

   Excess of cost over net assets acquired         3,204         --      $ 187 (6)    3,391

   Other, net                                        456         --         --          456
                                                 -------    -------      -----      -------

   TOTAL ASSETS                                  $ 6,834    $    41      $ 187      $ 7,062
                                                 =======    =======      =====      =======


LIABILITIES AND STOCKHOLDERS'
EQUITY

Current liabilities                              $ 1,180    $    17      $   4 (6)  $ 1,201

Long-term debt and capital lease obligations       1,387         --         --        1,387

Other long-term liabilities                          515         --         --          515
                                                 -------    -------      -----      -------

   Total liabilities                               3,082         17          4        3,103

Commitments and contingencies


Stockholders' equity:
   Preferred stock                                    --         --         --           --

   Common stock                                        3         --         --            3

   Additional paid-in capital                      4,603         63        207 (6)    4,810

                                                                           (63)(6)

   Accumulated deficit                              (854)       (39)        39 (6)     (854)
                                                 -------    -------      -----      -------

     Total stockholders' equity                    3,752         24        183        3,959
                                                 -------    -------      -----      -------

TOTAL LIABILITIES AND                            $ 6,834    $    41      $ 187      $ 7,062
STOCKHOLDERS' EQUITY                             =======    =======      =====      =======



   See accompanying notes to unaudited pro forma condensed combined financial statements.

           NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS


(1) On June 5, 1998, Qwest acquired LCI, a communications service provider, for approximately $3.9 billion in Qwest common stock. At the close of the acquisition (the "LCI Merger"), Qwest issued approximately 129.9 million shares of Qwest Common Stock (including outstanding LCI stock options assumed by Qwest) and incurred approximately $13.5 million in direct acquisition costs. The LCI Merger was accounted for as a purchase.

(2) Represents the purchase by Qwest of the outstanding shares of LCI common stock, the assumption of certain liabilities, the incurrence of related transaction costs, and the initial allocation of the pro forma purchase price.



                                                                    (amounts
                                                                   in millions)
     Aggregate value of stock consideration(a)...................  $     3,657
     Value of LCI outstanding stock options assumed by Qwest(b)..          260
     Direct costs of the acquisition.............................           14
                                                                   -----------
                                                                   $     3,931
       Allocation of purchase price:
         Working capital, excluding deferred taxes...............  $      (352)
         Deferred federal income taxes (c).......................          144
         Property and equipment..................................          717
         Goodwill................................................        3,026
         Research and development (d)............................          682
         Developed technology (d)................................          318
         Other intangible assets.................................           65
         Long-term debt, excluding current portion...............         (462)
         Other liabilities and assets, net.......................         (207)
                                                                   -----------
       Total.....................................................  $     3,931
                                                                   ===========



       (a) Represents the value of Qwest Common Stock issued for the acquisition of the approximately 98.3 million shares of LCI common stock outstanding. Based on an average trading price of $31.92 for a specified period prior to closing as required by the Qwest/LCI merger agreement, Qwest issued approximately 114.6 million shares of Qwest Common Stock to acquire all the outstanding shares of LCI common stock.


       (b) Represents the assumption by Qwest of the approximately 13.1 million stock options outstanding under LCI's stock option plans. Based upon an exchange ratio of 1.1661, Qwest issued approximately
             15.3 million Qwest stock options to assume the outstanding LCI stock options.

       (c) Represents the allocation of purchase price to deferred income taxes.


       (d) In connection with the acquisition of LCI, Qwest allocated $682 million of the purchase price to in-process research and development ("R&D") projects. $318 million was allocated to developed technology and $65 million to other intangible assets, while $3,026.0 million was allocated to goodwill. This allocation to the in-process R&D represents the estimated fair value based on risk-adjusted cash flows related to the incomplete projects. At the date of the merger, the development of these projects had not yet reached technological feasibility and the R&D in progress had no alternative future uses. Accordingly, these costs were expensed as of the merger date.

             Through the use of third party appraisal consultants, Qwest assessed and allocated values to the in-process research and development. The values assigned to these assets were determined by identifying significant research projects for which technological feasibility had not been established. These assets consisted of a significant number of R&D projects grouped into three categories:
             (1) next-generation network systems automation tools; (2) advanced data services, including Frame Relay and IP technologies; and (3) new operational systems and tools. Taken together, these projects, if successful, will enable Qwest to provide advanced voice and data services as well as sophisticated network management and administration functions. A brief description of the three categories of in-process projects is presented below:

              o     R&D  RELATED  TO  NETWORK  SYSTEMS  AUTOMATION.   These  R&D
                    projects are intended to create a new method of automating LCI's service provisioning and network management systems, and were valued at approximately $218 million. These proprietary projects include the development of data warehousing and new interface technologies to enable the interchange of data across disparate networks. As of the transaction date, Qwest believes the overall project was 60% complete. Development efforts through September 30, 1998 have proceeded according to expectations. The expected costs to complete the projects are approximately $4 million in 1998 and $10 million in 1999. While material progress has been made with these projects, significant risk still is associated with their completion. If these projects are unsuccessful, their expected contribution to revenues and profits will not materialize.

              o R&D RELATED TO FRAME RELAY AND IP SERVICES. These projects involve R&D related to the deployment of frame relay and IP technologies within the LCI network, and were valued at approximately $155 million. With the completion of this next-generation network, LCI will be able to address emerging new demand trends for data services. Management considers this a complex project due to the customized work required. As of the transaction date, Qwest believes the overall project was 60% to 70% complete. Development efforts through September 30, 1998 have proceeded according to expectations. The expected costs to complete the projects are approximately $3 million in 1998 and $7 million in 1999. While material progress has been made with these projects, significant risk still is associated with their completion. If these projects are unsuccessful, their expected contribution to revenues and profits will not materialize.

              o R&D RELATED TO OPERATIONAL SYSTEMS AND TOOLS. These projects involve R&D related to the development of new service and network management tools and engineering functions, and were valued at approximately $309 million. These proprietary projects are closely associated with LCI's deployment of advanced data services. Applications enabled by these new technologies include the ability to offer new products and service packages. As of the transaction date, Qwest believes the projects were 60% to 70% complete. Development efforts through September 30, 1998 have proceeded according to expectations. The expected costs to complete the projects are approximately $10 million in 1998 and $24 million in 1999. While material progress has been made with the R&D projects, these are unique technologies and significant risk is associated with their completion. If these projects are unsuccessful, their expected contribution to revenues and profits will not materialize.

             Remaining R&D efforts for these projects include various phases of technology design, development and testing. Anticipated completion dates for the projects in progress will occur in phases over the next two years, at which point Qwest expects to begin generating the economic benefits from the technologies. At the time of valuation, the costs incurred and the expected costs to complete all such projects were approximately $50 million and $60 million, respectively.


             The value assigned to purchased in-process technology was determined by estimating the contribution of the purchased in-process technology to developing commercially viable products, estimating the resulting net cash flows from the expected product sales of such products, and discounting the net cash flows from the expected product sales of such products to their present value using a risk-adjusted discount rate.


             Qwest estimates total revenues from the specific acquired in-process technology to peak in 2003 and steadily decline from 2004 through 2009 as other new product and service technologies are expected to be introduced by Qwest. These projections are based on management's estimates of market size and growth, expected trends in technology, and the expected timing of new product introductions.


             Discounting the net cash flows back to their present values is based on the weighted average cost of capital ("WACC"). The business enterprise is comprised of various types of assets, each possessing different degrees of investment risk contributing to LCI's overall weighted average cost of capital. Intangible assets are assessed higher risk factors due to their lack of liquidity and poor versatility for redeployment elsewhere in the business. Reasonable returns on monetary and fixed assets were estimated based on prevailing interest rates. The process for quantifying intangible asset investment risk involved consideration of the uncertainty associated with realizing discernible cash flows over the life of the asset. A discount rate of 19% was used for valuing the in-process research and development. This discount rate is higher than the implied WACC due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that are unknown at this time. As is standard in the appraisal of high growth markets, projected revenues, expenses and discount rates reflect the probability of technical and marketing successes.

             The value of the in-process projects was adjusted to reflect value and contribution of the acquired research and development. In doing so, consideration was given to the R&D's stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs already incurred, and the projected cost to complete projects.

             Qwest believes that the foregoing assumptions used in the forecasts were reasonable at the time of the merger. Qwest cannot assure, however, that the underlying assumptions used to estimate expected project sales, development costs or profitability, or the events associated with such projects, will transpire as estimated. For these reasons, actual results may vary from the projected results.


             Qwest expects to continue its support of these efforts and believes Qwest has a reasonable chance of successfully completing the R&D programs. However, risk is associated with the completion of the projects and Qwest cannot assure that the projects will meet with either technological or commercial success.


             If none of these projects is successfully developed, the sales and profitability of Qwest may be adversely affected in future periods. The failure of any particular individual project in-process would not materially impact Qwest's financial condition, results of operations or the attractiveness of the overall LCI investment. Operating results are subject to uncertain market events and risks, which are beyond Qwest's control, such as trends in technology, government regulations, market size and growth, and product introduction or other actions by competitors.


             The developed technology, other intangibles and goodwill will be amortized on a straight-line basis over 10 years, 10 years and 40 years, respectively.


(3) On March 30, 1998, Qwest acquired Phoenix pursuant to a transaction whereby each outstanding share of Phoenix common stock was exchanged for shares of Qwest Common Stock having an aggregate market value equal to approximately $27.2 million, and future payments of up to $4.0 million.

(4) On September 13, 1998 Qwest and Icon entered into a definitive merger agreement (the "Icon Merger Agreement"). The Icon Merger Agreement provides for the acquisition of Icon in a stock-for-stock merger, which will be accounted for as a purchase. The actual number of shares of Qwest Common Stock to be exchanged for each Icon share will be determined by dividing $12 by a 15-day volume weighted average of trading prices for Qwest Common Stock prior to the Icon stockholders meeting that will be held prior to closing, but will not be less than .3200 shares (if Qwest's average stock price exceeds $37.50) or more than .4444 shares (if Qwest's average stock price is less than $27.00). Assuming 15.9 million shares of Icon common stock outstanding and an exchange ratio of 0.3220, the estimated number of shares of Qwest Common Stock to be issued to Icon stockholders is 5 million shares (excluding 0.8 million shares to be issued upon the exercise of outstanding Icon stock options and warrants assumed by Qwest). The proposed acquisition is subject to certain closing conditions, including approval by the stockholders of Icon.

(5) Represents the amortization of intangible assets from the preliminary Icon purchase price allocation. The amortization is calculated using an estimated useful life of 10 years. See note 6.

(6) The pro forma adjustment represents the purchase of the outstanding shares of Icon common stock by Qwest, the incurrence of related transaction costs and the initial purchase price allocation. The initial purchase price was based upon an estimated value of $207.0 million for the Qwest Common Stock to be issued in exchange for the outstanding shares of Icon common stock and the assumption of the Icon stock options and an estimated $3.5 million in transaction costs.

(7)      Represents  the   amortization  of  goodwill  that  resulted  from  the
         preliminary LCI purchase price allocation. Goodwill amortization is calculated using an estimated useful life of 40 years. See note 2.

(8) Represents the amortization of developed technology and other intangible assets that results from the preliminary LCI purchase price allocation. Developed technology and other intangible assets amortization is calculated using an estimated useful life of 10 years. See note 2.

(9) Represents the amortization of goodwill that resulted from the Phoenix purchase price allocation. Goodwill amortization is calculated using an estimated useful life of 15 years.

(10) Merger costs and the provision for in-process R&D are eliminated because they are non-recurring in nature. Merger costs and the provision for in-process R&D for Qwest are directly attributable to the LCI Merger. These charges are non-deductible for federal tax purposes.

(11) On October 22, 1997, Qwest acquired from an unrelated third party all the outstanding shares of common stock, and common stock issued at the closing of the acquisition of SuperNet for $20.0 million in cash. The acquisition was accounted for using the purchase method of accounting, and the purchase price was allocated on that basis to the net assets acquired. The historical statement of operations of Qwest includes the operating results of SuperNet beginning October 22, 1997. This pro forma adjustment represents SuperNet's unaudited results of operations for the period January 1, 1997 to October 21, 1997.

(12) Represents amortization for the period January 1, 1997 to October 21, 1997 of goodwill that resulted from the SuperNet purchase price allocation.

(13) Represents the reversal of merger costs recognized by LCI in the acquisition of USLD Communications Corp., which had been accounted for under the pooling-of-interests method.

(14) Represents the amortization of LCI debt premium over the 10-year life of the underlying debt.

(15) Represents the assumed income tax effect of the pro forma adjustment relating to the amortization of developed technology, the reversal of historical merger costs and the amortization of debt premium.

(16) Effective with the LCI merger, Qwest is no longer included in the consolidated federal income tax return of Anschutz Company, Qwest's majority shareholder. As a result, the tax sharing agreement with Anschutz Company is no longer effective. Qwest previously recognized a deferred tax asset attributable to its net operating loss carryforwards under the tax sharing agreement.

         Qwest currently believes the tax benefits previously recognized under the tax sharing agreement may be realized through tax planning strategies. Accordingly, any in-substance dividend resulting from the deconsolidation from Anschutz Company is not expected to be material to the consolidated balance sheet of Qwest.

(17) Transactions among Qwest, SuperNet, Phoenix, LCI and Icon are not significant.


                                 USE OF PROCEEDS

         All of the Shares offered hereby are being offered by the Selling Stockholders. Qwest will receive no part of the proceeds of any sales made hereunder.


                              SELLING STOCKHOLDERS

         The Shares offered hereby are or will be held by the persons or entities listed in Annex A.

         Qwest will pay all expenses in connection with the registration and sale of the Shares, except any selling commissions or discounts allocable to sales of the Shares, fees and disbursements of counsel and other representatives of the Selling Stockholders, and any stock transfer taxes payable by reason of any such sale.

                              PLAN OF DISTRIBUTION


         This Prospectus relates to the offer and sale from time to time by the selling stockholders identified in the section entitled "Selling Stockholders" and Annex A and their respective pledges, donees and other successors in interest (collectively, the "Selling Stockholders") of up to approximately 3,360,472 shares of Qwest Common Stock in the aggregate. The Shares may be sold from time to time by the Selling Stockholders. Such sales may be made in underwritten offerings or in open market or block transactions or otherwise on any national securities exchange or automated interdealer quotation system on which shares of Qwest Common Stock are then listed, including the Nasdaq, in the over-the-counter market, in private transactions or otherwise at prices related to prevailing market prices at the time of the sale or at negotiated prices. Some or all of the Shares may be sold through brokers acting on behalf of the Selling Stockholders or to dealers for resale by such dealers. In connection with such sales, such brokers and dealers may receive compensation in the form of discounts or commissions from the Selling Stockholders and may receive commissions from the purchasers of such Shares for whom they act as broker or agent (which discounts and commissions are not anticipated to exceed those customary in the types of transactions involved). The Selling Stockholders may offer to sell and may sell shares of Qwest Common Stock in options transactions or deliver such shares to cover short sales "against the box." If necessary, a supplemental or amended Prospectus will describe the method of sale in greater detail. In effecting sales, brokers or dealers engaged by the Selling Stockholders and/or purchasers of the Shares may arrange for other brokers or dealers to participate. In addition, any of the Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

         If the shares are sold in an underwritten offering, the shares will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or prices at the time of the sale or at negotiated prices. Any initial public offering price and any discounts or commissions allowed or reallowed or paid to dealers may be changed from time to time. Underwriters may sell shares to or through brokers or dealers, and such brokers and dealers may receive compensation in the form of discounts, commissions or commissions from the underwriters and may receive commissions from the purchasers of such shares for whom they act as broker or agent (which discounts and commissions are not anticipated to exceed those customary in the types of transactions involved).

         Qwest has agreed to pay all expenses in connection with the registration of the Shares. The Selling Stockholders are responsible for paying any other selling expenses, including underwriting discounts and brokers' commissions, and expenses of Selling Stockholders' counsel.

         The number of Shares that may be actually sold by each Selling Stockholder will be determined by each such Selling Stockholder, and may depend upon a number of factors, including, among other things, the market price of the Shares. Because each of the Selling Stockholders may offer all, some or none of the Shares, and because the offering contemplated by this Prospectus is currently not being underwritten, no estimate can be given as to the number of Shares that will be held by each of the Selling Stockholders upon or prior to termination of this offering. Accordingly, there can be no assurance that any of the Selling Stockholders will sell any or all of their respective Shares.

         The Selling Stockholders and any underwriter, broker or dealer who acts in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any compensation received by them and any profit on any resale of the Shares as principals may be deemed to be underwriting discounts and commissions under the Securities Act.

         In order to comply with the securities laws of certain jurisdictions, the securities offered hereby will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the securities offered hereby may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.


                                     EXPERTS

         The consolidated financial statements and schedule of Qwest Communications International Inc. and subsidiaries as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997 have been incorporated herein and in the Registration Statement by reference in reliance upon the report pertaining to such consolidated financial statements, dated February 24, 1998, except as to note 22, which is as of March 8, 1998, and the report dated February 24, 1998 pertaining to such schedule, of KPMG Peat Marwick LLP, independent certified public accountants, incorporated herein and in the Registration Statement by reference, and upon the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements and schedules of LCI International, Inc. and subsidiaries as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997 incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report dated February 16, 1998 (except with respect to the matter discussed in Note 15, as to which the date is March 16,

1998) with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

         The consolidated financial statements of Phoenix Network, Inc. as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997 incorporated by reference herein and in the Registration Statement have been audited by Grant Thornton LLP, independent certified public accountants, as indicated in its reports with respect thereto, and are included herein in reliance on the reports of Grant Thornton LLP and upon the authority of said firm as experts in accounting and auditing.

         The financial statements of SuperNet, Inc. as of June 30, 1997 and for the year ended June 30, 1997 have been incorporated by reference in the Registration Statement in reliance upon the report, dated September 26, 1997 of Dollinger, Smith & Co., independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements of Icon CMT Corp. as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997, have been incorporated in this Prospectus by reference to the Registration Statement on Form S-4 of Qwest Communications International Inc. (File No. 333-65095) filed September 30, 1998. Such financial statements, except as they relate to Frontier Media Group, Inc. as of December 31, 1996 and 1997 and for each of the two years in the period ended December 31, 1997, have been audited by PricewaterhouseCoopers LLP, independent accountants, and insofar as they relate to Frontier Media Group, Inc. as of December 31, 1996 and 1997 and for each of the two years in the period ended December 31, 1997, by Ernst & Young LLP, independent accountants whose reports are incorporated by reference herein. Such financial statements have been so incorporated in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

                                                                         ANNEX A

                              SELLING STOCKHOLDERS

================================================================================

                       NAME OF SHAREHOLDER                   NUMBER OF SHARES

--------------------------------------------------------------------------------
1.   Advent Euro-Italian Direct Investment Program L.P.           44,368
--------------------------------------------------------------------------------
2.   Advent International Investors II Limited Partnership          261
--------------------------------------------------------------------------------
3.   Advent Partners Limited Partnership                          20,782

--------------------------------------------------------------------------------
4.   Algard Offset A/S                                             1,024
--------------------------------------------------------------------------------
5.   Amundsen, Une                                                 6,146
--------------------------------------------------------------------------------
6.   Anthonsen, Pal S.                                             3,325
--------------------------------------------------------------------------------

7.   AS Bonheur                                                   22,109
--------------------------------------------------------------------------------
8.   AS Ganger Rolf                                               22,109
--------------------------------------------------------------------------------

9.   AS Peak                                                        256
--------------------------------------------------------------------------------
10.  Ask, Aksjeklubben                                             1,024
--------------------------------------------------------------------------------
11.  Asplem, Arne                                                 10,376
--------------------------------------------------------------------------------
12.  Avanti A/S                                                    6,146
--------------------------------------------------------------------------------
13.  Bakke, Vidar                                                  4,892
--------------------------------------------------------------------------------
14.  Bauer-Nilsen, Trygve                                         14,998
--------------------------------------------------------------------------------
15.  Bergstad, Ide                                                 3,800
--------------------------------------------------------------------------------
16.  Bilse, Per                                                     668
--------------------------------------------------------------------------------
17.  Bjerke, Jon Petter                                           37,301
--------------------------------------------------------------------------------
18.  Bloch, Laurent                                                8,832
--------------------------------------------------------------------------------
19.  Boyesen, Dag                                                   948
--------------------------------------------------------------------------------
20.  Breistoel, Ole Byoern                                          512
--------------------------------------------------------------------------------
21.  Burget, Ivo                                                  22,243
--------------------------------------------------------------------------------
22.  Capy, Francis                                                40,749
--------------------------------------------------------------------------------

23.  Charterhouse Venture Nominees Limited                        48,515

--------------------------------------------------------------------------------
24.  Chytil, Georg                                                  668
--------------------------------------------------------------------------------
25.  Companiet AS                                                  8,195
--------------------------------------------------------------------------------
26.  Dax, Philippe                                                 8,832
--------------------------------------------------------------------------------
27.  De Becker, Geert                                              6,791
--------------------------------------------------------------------------------
28.  De Brouwer, Walter                                           17,633
--------------------------------------------------------------------------------
29.  de Vos, Luc, Director, EUnet                                 83,925
--------------------------------------------------------------------------------

                                                                         ANNEX A

                              SELLING STOCKHOLDERS

================================================================================

                       NAME OF SHAREHOLDER                   NUMBER OF SHARES
--------------------------------------------------------------------------------

30.  Den Norske Krigforsikring for SKIB                           13,265

--------------------------------------------------------------------------------
31.  Devillers, Yves                                              82,245
--------------------------------------------------------------------------------
32.  Ellingsen, Ragnhild S                                          307
--------------------------------------------------------------------------------
33.  Eschle, Patrik                                               70,577
--------------------------------------------------------------------------------
34.  Fischer, Niels                                                3,503
--------------------------------------------------------------------------------
35.  FNET                                                         33,119
--------------------------------------------------------------------------------

36.  Four Seasons Venture II AS                                   97,020

--------------------------------------------------------------------------------
37.  Gallagher & Robertson A/S                                     3,800
--------------------------------------------------------------------------------

38.  Global Private Equity II Europe Limited Partnership          83,271
--------------------------------------------------------------------------------
39.  Global Private Equity II Limited Partnership                396,770
--------------------------------------------------------------------------------
40.  Global Private Equity II - PGGM Limited Partnership          85,229

--------------------------------------------------------------------------------
41.  Goson, Aksjekubben                                             717
--------------------------------------------------------------------------------
42.  Guidon, Jacques                                               8,832
--------------------------------------------------------------------------------
43.  Haberler, Michael, Director, EUnet                             250
--------------------------------------------------------------------------------
44.  Harmes, David, Director, EUnet                                7,519
--------------------------------------------------------------------------------
45.  Hartman, Michael                                               584
--------------------------------------------------------------------------------

46.  Hartog & Co. AS                                             28,343

--------------------------------------------------------------------------------
47.  Haukeboe, Kari                                                1280
--------------------------------------------------------------------------------
48.  Haukeboe, Tove                                                1280
--------------------------------------------------------------------------------
49.  Helledal, Britt                                                256
--------------------------------------------------------------------------------
50.  Hellum, Steffen                                                668
--------------------------------------------------------------------------------
51.  Helsingius, Johan, Director, EUnet                           272,372
--------------------------------------------------------------------------------
52.  Herding, Bjorn                                               10,921
--------------------------------------------------------------------------------
53.  Herdlicka, Herbert, Director, EUnet                            751
--------------------------------------------------------------------------------
54.  Hursti, Harri                                                39,598
--------------------------------------------------------------------------------
55.  Ionescu, Liviu-Grigore                                       14,841
--------------------------------------------------------------------------------
56.  IT Forum V/Sandnes Assurance                                  4,097
--------------------------------------------------------------------------------
57.  Ivanoff, Michael                                              1,774
--------------------------------------------------------------------------------
58.  Jambresic, Neven                                              1,167
--------------------------------------------------------------------------------
59. James Omand, William Schmidt, and
Gisle Naurstadt jointly, as Shareholder
Representatives under the Transaction
Agreement dated March 26, 1998 among Qwest
Communications International Inc. and certain
shareholders of EUnet International Limited.                      26,726
--------------------------------------------------------------------------------

                                                                         ANNEX A

                              SELLING STOCKHOLDERS

================================================================================

                       NAME OF SHAREHOLDER               NUMBER OF SHARES
--------------------------------------------------------------------------------
60.  Jucker, Beat                                              7,004
--------------------------------------------------------------------------------
61.  Klingsheim, Kare                                          2,048
--------------------------------------------------------------------------------
62.  Lagauw, Martin                                           82,923
--------------------------------------------------------------------------------
63.  Laine, Arttu Pekka                                         870
--------------------------------------------------------------------------------
64.  Larilahti, Jyrki                                           668
--------------------------------------------------------------------------------
65.  Laurent-Ricard, Eric                                     53,292
--------------------------------------------------------------------------------
66.  Lucas, Humberto, Director, EUnet                         91,729
--------------------------------------------------------------------------------
67.  Lucas, Pedros                                             8,832
--------------------------------------------------------------------------------
68.  Lyseggen, Jorn                                             668
--------------------------------------------------------------------------------
69.  Magnar, Helleren                                          4,036
--------------------------------------------------------------------------------
70.  Man. Risk AS                                             22,858
--------------------------------------------------------------------------------
71.  Martinsen, Dag Leo                                        1,024
--------------------------------------------------------------------------------
72.  Muller, Jan                                              62,284
--------------------------------------------------------------------------------
73.  Myrvang, Eirik                                             256
--------------------------------------------------------------------------------
74.  Naurstad, Gisle, Director, EUnet                         50,809
--------------------------------------------------------------------------------
75.  Nesbak, Kristian                                           512
--------------------------------------------------------------------------------
76.  Niessner, Herbert                                         1,167
--------------------------------------------------------------------------------
77.  Novak, Petr                                              11,122
--------------------------------------------------------------------------------
78.  NUUG                                                     33,251
--------------------------------------------------------------------------------
79.  Ogreied, Magne                                             409
--------------------------------------------------------------------------------
80.  Ojala, Petri                                             40,315
--------------------------------------------------------------------------------
81.  Olsen, Borge                                               753
--------------------------------------------------------------------------------
82.  Omand, Ann                                                2,048
--------------------------------------------------------------------------------
83.  Omand, James, Chairman of the Board of EUnet             42,685
--------------------------------------------------------------------------------
84.  Omand, Jennifer                                           2,048
--------------------------------------------------------------------------------
85.  Orsag, Jiri                                              62,868
--------------------------------------------------------------------------------
86.  Orshoven, Jan Van                                        82,409
--------------------------------------------------------------------------------
87.  Ose, Torbjorn                                             1,514
--------------------------------------------------------------------------------
88.  Pebriga AS                                                2,048
--------------------------------------------------------------------------------
89.  Pieters, Eric                                            82,409
--------------------------------------------------------------------------------
90.  Poole, Simon, Director, EUnet                            97,190
--------------------------------------------------------------------------------
91.  Rahiala, Esko                                            39,598
--------------------------------------------------------------------------------

                                                                         ANNEX A

                              SELLING STOCKHOLDERS

================================================================================

                       NAME OF SHAREHOLDER                NUMBER OF SHARES
--------------------------------------------------------------------------------
92.  Ramont, Gracy                                             2,958
--------------------------------------------------------------------------------
93.  Reistad, Morten                                          35,808
--------------------------------------------------------------------------------
94.  Robustelli, Daniela                                        668
--------------------------------------------------------------------------------
95.  Rosendorf, Pavel, Director, EUnet                        65,674
--------------------------------------------------------------------------------
96.  Ruef, Beni                                                1,899
--------------------------------------------------------------------------------
97.  Schartner, Thomas                                          668
--------------------------------------------------------------------------------
98.  Schiotz, Victoria                                          256
--------------------------------------------------------------------------------

99.  Seska AS                                                  9,451

--------------------------------------------------------------------------------
100. Setsaas, Peter                                            2,048
--------------------------------------------------------------------------------
101. Sikveland, Siguvd                                          614
--------------------------------------------------------------------------------


102. Simask AS                                                 7,560

--------------------------------------------------------------------------------
103. Skarland, Eiendom                                         1,229
--------------------------------------------------------------------------------
104. Skarland Finans AS                                         819
--------------------------------------------------------------------------------
105. Skarland, Svein                                           1,229
--------------------------------------------------------------------------------

106. Skaufoss AS                                               9,348

--------------------------------------------------------------------------------
107. Skjefstad, Bente                                           668
--------------------------------------------------------------------------------
108. Storrosten, Dag Ole                                       2,001
--------------------------------------------------------------------------------
109. Sveinaas AS                                                819
--------------------------------------------------------------------------------
110. Svemona AS                                                2,048
--------------------------------------------------------------------------------
111. Tjetland, Bjorn G                                         2,048
--------------------------------------------------------------------------------
112. Torp, Stein                                                256
--------------------------------------------------------------------------------
113. Treindl, Alois                                           35,605
--------------------------------------------------------------------------------
114. Triton A/S                                                1,024
--------------------------------------------------------------------------------
115. TronderEnergi                                             4,097
--------------------------------------------------------------------------------

116. Tvenge, Torstein                                         22,109
--------------------------------------------------------------------------------
117. Uranus Invest AS                                         11,054

--------------------------------------------------------------------------------
118. Van, Jean-Claude                                          8,832
--------------------------------------------------------------------------------
119. Van Braekel, Luc                                         26,451
--------------------------------------------------------------------------------
120. van Loock, Rudi                                            417
--------------------------------------------------------------------------------

121. Vesta Forsikrung AS                                      37,018

--------------------------------------------------------------------------------
122. Vink, Erwin Willem, Director, EUnet                      12,952
--------------------------------------------------------------------------------
123. Wild, Markus                                               417
--------------------------------------------------------------------------------

                                                                         ANNEX A

                              SELLING STOCKHOLDERS

================================================================================

                       NAME OF SHAREHOLDER               NUMBER OF SHARES
--------------------------------------------------------------------------------
124. Wurtz, Michel                                             8,832
--------------------------------------------------------------------------------
125. Xnet Netzwerkservice GmbH                                397,762
--------------------------------------------------------------------------------
126. Zamfir, Elena                                            14,841
--------------------------------------------------------------------------------
127. Zubickova, Zdenka                                          835
================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following is a schedule of the estimated expenses to be incurred by Qwest in connection with this offering of the Shares of Qwest Common Stock registered hereby:

         SEC registration fee........................................$42,558.00*
         Stock exchange listing fees.................................$17,500.00
         Legal fees and expenses.....................................$20,000.00*
         Transfer agent's fees and expenses..........................$ 2,000.00*
                                                                     ----------
            Total....................................................$82,058.00*
                                                                     ==========

----------
* Estimated.

Item 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware General Corporation Law ("DGCL") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer or director of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such officer or director acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such officer's or director's conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his or her duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify such officer or director against the expense which such officer or director actually and reasonably incurred.

         In accordance with Section 102(b)(7) of the DGCL, the Amended and Restated Certificate of Incorporation of Qwest, as amended (the "Qwest Certificate of Incorporation"), provides that directors shall not be personally liable for monetary damages for breaches of their fiduciary duty as directors except for (i) breaches of their duty of loyalty to Qwest or its stockholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (iii) certain transactions under Section 174 of the DGCL (unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) transactions from which a director derives an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any actions involving gross negligence.

         The Qwest Certificate of Incorporation and the Bylaws of Qwest (the "Qwest Bylaws") provide for indemnification of Qwest's officers and directors to the fullest extent permitted by applicable law, except that the Qwest Bylaws provide that Qwest is required to indemnify an officer or director in connection with a proceeding initiated by such person only if the proceeding was authorized by the Board of Directors of Qwest. In addition, Qwest maintains insurance policies which provide coverage for its officers and directors in certain situations where Qwest cannot directly indemnify such officers or directors.

         Pursuant to Section 145 of the DGCL and the Qwest Certificate of Incorporation and the Qwest Bylaws, Qwest maintains directors' and officers' liability insurance coverage.

Item 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         The  following  documents  are  filed  as  part  of  this  Registration
Statement:

Exhibit No.                             Description

  3.1**           Amended and Restated Certificate of Incorporation of Qwest.
  3.2             Certificate  of Amendment of Amended and Restated  Certificate
                  of Incorporation of Qwest (previously filed).
  3.3             Bylaws of Qwest  (incorporated  by  reference  to exhibit 3 in
                  Qwest's  Form 10-Q for the quarter  ended  September  30, 1997
                  (File No. 000-22609)).
  4.1(a)***       Indenture  dated as of October  15,  1997 with  Bankers  Trust
                  Company (including form of Qwest's 9.47% Senior Discount Notes due 2007 and 9.47% Series B Senior  Discount Notes due 2007 as
                  an exhibit thereto).
  4.1(b)****      Indenture  dated as of  August  28,  1997 with  Bankers  Trust
                  Company  (including  form of Qwest's  10 7/8%  Series B Senior
                  Notes due 2007 as an exhibit thereto).
  4.1(c)****      Indenture  dated as of January  29,  1998 with  Bankers  Trust
                  Company (including form of Qwest's 8.29% Senior Discount Notes due 2008 and 8.29% Series B Senior  Discount Notes due 2008 as
                  an exhibit thereto).
  4.2****         Registration  Agreement  dated  January 29, 1998 with  Salomon
                  Brothers Inc relating to Qwest's 8.29% Senior  Discount  Notes due 2008.
  4.3             Third  Amended  and  Restated  Credit  Agreement,  dated as of
                  September 5, 1997, by and among LCI International  Inc., First
                  Union National Bank,  Nationsbank of Texas, N.A., and the Bank
                  of New York  (incorporated by reference to exhibit 4(c)(xv) in
                  LCI's  Quarterly  Report  on Form 10-Q for the  quarter  ended
                  September 30, 1997).
  4.4             Indenture dated as of June 23, 1997 between LCI International,
                  Inc.,  and  First  Trust  National  Association,  as  trustee,
                  Providing   for  the  Issuance  of  Senior  Debt   Securities,
                  including Resolutions of the Pricing Committee of the Board of
                  Directors establishing the terms of the 7.25% Senior Notes due
                  June 15, 2007  (incorporated  by  reference to exhibit 4(c) in
                  LCI's Current Report on Form 8-K dated June 23, 1997).
  5.1             Opinion of  O'Melveny & Myers LLP with respect to the legality of the Qwest Common Stock being registered (previously filed).
 10.1**           Growth Share Plan, as amended, effective October 1, 1996.
 10.2**           Employment  Agreement  dated  December 21, 1996 with Joseph P.
                  Nacchio.
 10.3**           Promissory   Note  dated   November  20,  1996  and  Severance
                  Agreement dated December 1, 1996 with Robert S. Woodruff.
 10.4****         Equity Compensation Plan for Non-Employee Directors.
 10.5**+          IRU  Agreement  dated as of  October  18,  1996 with  Frontier
                  Communications International Inc.
 10.6**+          IRU  Agreement  dated as of February  26,  1996 with  WorldCom
                  Network Services, Inc.
 10.7**+          IRU Agreement dated as of May 2, 1997 with GTE.
 10.8**           Equity Incentive Plan.
 10.9****         Employment  Agreement  dated  March 7,  1997 with  Stephen  M.
                  Jacobsen.
 10.10****        Employment  Agreement  dated  October  8, 1997  with  Lewis O.
                  Wilks.
 10.11****        Employment  Agreement  dated  September  26,  1997  with  Brij
                  Khandelwal.
 10.12****        Employment  Agreement  dated  September  19,  1997 with  Larry
                  Seese.
 10.13****        Growth Share Plan Agreement with Joseph P. Nacchio,  effective
                  January 1, 1997, and Amendment thereto.
 10.14****        Non-Qualified  Stock Option  Agreement with Joseph P. Nacchio, effective June 1997.
 10.15            Employment  Agreement,  dated as of October 18, 1993,  between
                  LCI  International  Management  Services,  Inc.  and Joseph A.
                  Lawrence  (incorporated by reference to LCI's Annual Report on
                  Form 10-K for the year ended December 31, 1994).*
 10.16            LCI  International,  Inc. 1992 Stock Option Plan (incorporated by reference to LCI's Registration Statement No. 33-60558).*
 10.17            LiTel   Communications,    Inc.   1993   Stock   Option   Plan
                  (incorporated by reference to LCI's Registration Statement No.
                  33-60558).*
 10.18            LCI   International,   Inc.   1994/1995   Stock   Option  Plan
                  (incorporated by reference to LCI's Annual Report on Form 10-K for the year ended December 31, 1993).*
 10.19            LCI  International,  Inc. and Subsidiaries  Nonqualified Stock
                  Option Plan for Directors  (incorporated by reference to LCI's
                  Registration Statement No. 33-67368).*

 10.20 LCI International, Inc. 1995/1996 Stock Option (incorporated by reference to LCI's Proxy Statement for the 1995 Annual Meeting of Shareowners).*
 10.21 Employment Agreement, dated as of March 20, 1994, between LCI International, Inc. and H. Brian Thompson (incorporated by reference to LCI's Annual Report on Form 10-K for the year ended December 31, 1994).*
 10.22 LCI International Management Services, Inc. Supplemental Executive Retirement Plan (incorporated by reference to LCI's Quarterly Report on Form 10-Q for the quarter ended March 31,
                  1995).*
 10.23 Employment Agreement, dated as of October 1, 1995 between LCI International Management Services, Inc., and Larry Bouman (incorporated by reference to exhibit 10(1)(xviii) in LCI's Annual Report on Form 10-K for the year ended December 31,
                  1995).*
 10.24 1997/1998 LCI International, Inc. Stock Option Plan (incorporated by reference to exhibit 10(1)(xxi) in LCI's Annual Report on Form 10-K for the year ended December 31,
                  1996).*
 10.25 LCI International, Inc. and Subsidiaries Executive Incentive Compensation Plan (incorporated by reference to exhibit 10(1)(xxii) in LCI's Annual Report on Form 10-K for the year ended December 31, 1996).*
 10.26 Contractor Agreement dated January 18, 1993 by and between LCI International Telecom Corp. and American Communications Network, Inc. (incorporated by reference to LCI's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995). Portions of this exhibit have been omitted pursuant to a request for confidential treatment.*
 10.27 Transfer and Administrative Agreement among Enterprise Funding Corporation, LCI SPC I, Inc., LCI International Telecom Corp., NationsBank, N.A. and certain other parties thereto, dated August 29, 1996 (incorporated by reference to exhibit 10(r)(i) in LCI's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).
 10.28 Receivables Purchase Agreement dated August 29, 1996, among LCI International Telecom Corp. and LCI SPC I, Inc. (incorporated by reference to exhibit 10(r)(ii) in LCI's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).
 10.29 Subordinated Intercompany Revolving Note, dated August 29, 1996, issued to LCI International Telecom Corp. by LCI SPC I, Inc. (incorporated by reference to exhibit 10(r)(iii) in LCI's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).
 10.30 Support Agreement, dated August 29, 1996, by LCI International, Inc. in favor of LCI SPC I, Inc. (incorporated by reference to exhibit 10(r)(iv) in LCI's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996).
 10.31 Participation Agreement dated as of November 1996 among LCI International, Inc., as the Construction Agent and as the Lessee, First Security Bank, National Association, as the Owner Trustee under the Stuart Park Trust the various banks and lending institutions which are parties thereto from time to time as the Holders, the various banks and lending institutions which are parties thereto from time to time as the Lenders and NationsBank of Texas, N.A., as the Agent for the Lenders (incorporated by reference to exhibit 10(s)(i) in LCI's Annual Report on Form 10-K for the year ended December 31, 1996).
 10.32 Unconditional Guaranty Agreement dated as of November 15, 1996 made by LCI International, Inc., as Guarantor in favor of NationsBank of Texas, N.A., as Agent for the ratable benefit of the Tranche A Lenders (incorporated by reference to exhibit 10(s)(ii) in LCI's Annual Report on Form 10-K for the year ended December 31, 1996).
 10.33 Agency Agreement between LCI International, Inc., as the Construction Agent and First Security Bank, National Association, as the Owner Trustee under the Stuart Park Trust as the Lessor dated as of November 15, 1996 (incorporated by reference to exhibit 10(s)(iii) in LCI's Annual Report on Form 10-K for the year ended December 31, 1996).
 10.34 Deed of Lease Agreement dated as of November 15, 1996 between First Security Bank, National Association as the Owner Trustee under the Stuart Park Trust, as Lessor and LCI International, Inc. as Lessee (incorporated by reference to exhibit 10(s)(iv) in LCI's Annual Report on Form 10-K for the year ended December 31, 1996).
 21.1 Subsidiaries of the Registrant (incorporated by reference to the exhibit of the same number in Form S-4 filed September 30,
                  1998).
 23.1             Consent of KPMG Peat Marwick LLP.
 23.2             Consent of Arthur Andersen LLP.
 23.3             Consent of Grant Thornton LLP.
 23.4             Consent of PricewaterhouseCoopers LLP.
 23.5             Consent of Ernst & Young LLP.
 23.6             Consent of Dollinger, Smith & Co.
 23.7             Consent of O'Melveny & Myers LLP (contained in exhibit 5.1).

 24.1             Power of Attorney (previously filed).

         (ii) Financial Statement Schedules. The following is a complete list of Financial Statement Schedules filed as part of this Registration
Statement:

Schedule IIA Qwest Communications International Inc. Valuation and Qualifying Accounts.++

Schedule IIB LCI International, Inc. Valuation and Qualifying Accounts.++

Schedule  IIC  Icon  CMT   Corporation   Valuation   and   Qualifying   Accounts
(incorporated by reference to the exhibit of the same number in Form S-4 filed September 30, 1998).


---------------

*        Indicates executive compensation plans and arrangements.
** Incorporated by reference to the exhibit of the same number in Form S-1 as declared effective on June 23, 1997 (File No. 333-25391).
*** Incorporated by reference to exhibit 4.1 in Form S-4 as declared effective on January 5, 1998 (File No. 333-42847).
**** Incorporated by reference to the exhibit of the same number in Qwest's Form 10-K for the year ended December 31, 1997.
+ Portions have been omitted pursuant to a request for confidential treatment.
++ Incorporated by reference herein from Amendment No. 1 to Registration Statement on Form S-4 (File No. 333- 49915) filed by Qwest on May 13, 1998.

Item 17.  UNDERTAKINGS.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES


         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, QWEST COMMUNICATIONS INTERNATIONAL INC. HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED, IN THE CITY OF DENVER, STATE OF COLORADO, ON DECEMBER 9, 1998.


                                    QWEST COMMUNICATIONS INTERNATIONAL INC.


                                    By:/s/ ROBERT S. WOODRUFF
                                       -----------------------------------------
                                    Name:  Robert S. Woodruff
                                    Title: Executive Vice President--Finance


                                POWER OF ATTORNEY

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



      Signature                                      Capacity                              Date
      ---------                                      --------                              ----

/s/  PHILIP F. ANSCHUTZ*                      Chairman of the Board               December 9, 1998
------------------------
     PHILIP F. ANSCHUTZ

/s/  H. BRIAN THOMPSON*                       Vice Chairman of the Board          December 9, 1998
------------------------
     H. BRIAN THOMPSON


/s/  JOSEPH P. NACCHIO*                       Director, President and             December 9, 1998
------------------------                       Chief Executive Officer
     JOSEPH P. NACCHIO                         (Principal Executive Officer)

/s/  ROBERT S. WOODRUFF                       Director and Executive              December 9, 1998
------------------------                      Vice President--
     ROBERT S. WOODRUFF                        Finance and Chief
                                               Financial Officer and
                                               Treasurer (Principal
                                               Financial Officer and
                                               Principal Accounting
                                               Officer)

/s/  CANNON Y. HARVEY*                        Director                            December 9, 1998
------------------------
     CANNON Y. HARVEY

/s/  JORDAN L. HAINES*                        Director                            December 9, 1998
------------------------
     JORDAN L. HAINES

/s/  DOUGLAS M. KARP*                         Director                            December 9, 1998
------------------------
     DOUGLAS M. KARP

/s/  VINOD KHOSLA*                            Director                            December 9, 1998
------------------------
     VINOD KHOSLA



/s/ RICHARD T. LIEBHABER*                     Director                December 9, 1998
-------------------------
    RICHARD T. LIEBHABER

/s/ DOUGLAS L. POLSON*                        Director                December 9, 1998
-------------------------
    DOUGLAS L. POLSON

/s/ CRAIG D. SLATER*                          Director                December 9, 1998
-------------------------
    CRAIG D. SLATER

/s/ W. THOMAS STEPHENS*                       Director                December 9, 1998
-------------------------
    W. THOMAS STEPHENS

/s/ ROY A. WILKENS*                           Director                December 9, 1998
-------------------------
    ROY A. WILKENS



*By:  /s/  ROBERT S. WOODRUFF, AS ATTORNEY-IN-FACT
      --------------------------------------------
           ROBERT S. WOODRUFF

                     QWEST COMMUNICATIONS INTERNATIONAL INC.

                                INDEX TO EXHIBITS


Exhibit
Number                        Exhibit Description
------                        -------------------

23.1                          Consent of KPMG Peat Marwick LLP.

23.2                          Consent of Arthur Andersen LLP.

23.3                          Consent of Grant Thornton LLP.

23.4                          Consent of PricewaterhouseCoopers LLP.

23.5                          Consent of Ernst & Young LLP.

23.6                          Consent of Dollinger, Smith & Co.